

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 22, 2011

<u>Via E-mail</u>

Mr. Zhiyong Li
Chief Executive Officer
Hyperera, Inc.
2316 S. Wentworth Ave.
Chicago, IL 60616

      Re: Hyperera, Inc.
              Form 8-K, Item 4.02
              Filed May 13, 2011
              Form 10-Q/A for the Quarterly Period ended September 30, 2010
              Filed May 16, 2011
              File No. 333-163035

Dear Mr. Li:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Ryan Rohn

              Ryan Rohn
              Staff Accountant